PRESS RELEASE
    For immediate release

TRX Gold Confirms Northeast Extension of the Buckreef Gold Main Zone and Expands Exploration Program With Additional Drill Rig

Drill Results Include 28.0 m @ 3.27 g/t, Including 7.0m @ 7.27 g/t

TORONTO, Ontario, June 2, 2022 – TRX Gold Corporation (TSX:TNX) (NYSE American:TRX) (the “Company” or “TRX Gold”) is pleased to announce a 250 meter (m) extension of the Buckreef Gold Main Zone to 1.8 Kilometers (kms) and positive assay results from the northeast (NE) step-out drilling program on the Buckreef Gold Main Zone.

The results are positive and significant for the Company as they demonstrate: (i) good width and grade of mineralization consistent with the Buckreef Main Zone; (ii) successful step-out extending the strike length of known mineralization; (iii) gold mineralization open to NE and at depths to 250-300m, again consistent with the Buckreef Main Zone; and (iv) the immense opportunity to generate and drill significant exploration targets to expand the scale and scope of the Buckreef Gold project. The Company continues to execute its sustainable business plan in which cash flow from mining operations funds value creating activities, including, in this case, successful exploration.

Highlights include:

»Select intercepts:

▪Hole BMDD233 intersected 19.5m grading @ 2.35 g/t Au from 203.0 m, including: (i) 6.0m grading @ 6.27 g/t Au at 215.0m; and (ii) 39.4m grading @ 2.19 g/t from 361.9m.

▪Hole BMDD228 intersected 25.5m grading @ 1.01 g/t Au from 348.5m; and

▪Hole BMDD236 intersected 28.0m grading @ 3.27 g/t Au from 299.0 m, including 7.05 m grading @ 7.22 g/t Au at 300.0m.

»Extension of Buckreef Main Zone by 250m: Expansion of gold mineralization by 250m (16% increase in the strike length of the Buckreef Main Zone to 1.8kms) on the Buckreef Gold deposit which already contains over 2.0 million ounces of gold in the Measured and Indicated Mineral Resources in the Buckreef Main Zone.  The Buckreef Main Zone continues to be open further to the NE and extending to the Buckreef Special Mining License boundary (see Figures 1, 2 & 3). Results to date from the drill program are tabulated below in Table 1.1.

»Expansion of Exploration Program: Buckreef Gold has drilled 21 holes to date representing over 7,415 meters in the NE extension of Buckreef Main Zone and has added an additional drill rig to expand the exploration program. Buckreef Gold has finalized the planning for an additional 10,000m (approximate) infill and extension drill program to: (i) upgrade Mineral Resources currently in the Inferred category in Buckreef Gold Main Zone, and (ii) commence infill drilling at Buckreef West. This program has commenced and it is the Company’s intention to begin exploration drilling at the newly discovered Anfield Zone and extend the Eastern Porphyry Zone this year.  This exploration program combined with the extension of the Buckreef Main Zone is expected to expand the scope and scale of the Buckreef Gold project (see Figures 4 & 5).

“Growth of the mineral resource and production base to increase the size and scale of the Buckreef Gold project is what we are focused on.” noted Stephen Mullowney, Chief Executive Officer of TRX Gold. “The geological model predicted that gold mineralization associated with the Buckreef Gold Main Zone shear zone would continue – and it has! From here, our geologists will continue to define and refine the gold mineralization with the goal of extending and expanding the mineral resource, increasing the size and scale of the Buckreef Gold project. The exploration program will now build in scale and targets with a second diamond drill rig starting. Through the drill bit and by successful exploration results is one of the fundamental ways that value will be added to the Company.”

Table 1.1: Buckreef Main Zone Northeast Extension (NEE) Assay Results. *

Figure 1: Map Showing Mineralization Extension and Location of Drill Results at Buckreef Main Zone Northeast Extension (Drone Base Image Date – May 2021. Oxide Pit outline as of April 2022).

N
Open
L30
L28
L26
Buckreef West
Oxide Pit Boundary
Eastern Porphyry
LEGEND
Significant Intercept by g/t Au
5 to 62
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Section Lines
SML Boundary
Line Refferance to Greenstone belt
High Grade Zone
Broad Mineralized Zone
BUCKREEF GOLD COMPANY LIMITED
NORTH EAST EXTENSION SIGNIFICANT INTERCEPT MAP
0 50 100 200
metres

Figure 2: Section 30 - Looking to North-East.

Figure 3. Section 28 - Looking to North-East.

Figure 4. Buckreef Gold Drill Rig in Northeast Extension.

Figure 5. Buckreef Gold Open Pit (May 2022) with view towards North-East and Drill Rig Location.

* Notes Regarding Sample Protocol QA/QC

The sample chain of custody is managed by the Buckreef Gold geology team on site. Reported results are from diamond drilled core samples.  Intervals of core to be analyzed are split into half using a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses. Diamond drilled core has been a HQ size and recoveries are consistently 100% across all drill holes intercept reported.

Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses are performed by standard fire assaying protocols using a 50-gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne.

Sample Preparation and analysis are performed by independent SGS Laboratory in Mwanza, Tanzania. SGS Laboratory is ISO17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

The results summarized in this release are from Buckreef Main Zone NEE prospect. The prospect is an extension of the known Buckreef Main Zone. The intersections reported here are a down-hole length and may not represent true width, but the true width is estimated to be approximately 60% of true width.

About TRX Gold Corporation

TRX Gold along with its joint venture partner, STAMICO is advancing a significant gold project at Buckreef in Tanzania.  Buckreef is anchored by an expanded Mineral Resource published in May 2020. Measured Mineral Resource is 19.98 million tonnes (“MT”) at 1.99 grams per tonne (“g/t”) gold (“Au”) containing 1,281,161 ounces (“oz”) of gold and Indicated Mineral Resource is 15.89 MT at 1.48 g/t gold containing 755,119 oz of gold for a combined tonnage of 35.88 MT at 1.77 g/t gold containing 2,036,280 oz of gold. The Buckreef Gold Project also contains an Inferred Mineral Resource of 17.8 MT at 1.11g/t gold for contained gold of 635,540 oz of gold. The Company is actively investigating and assessing multiple exploration targets on its property. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020 and filed under the Company’s profile on SEDAR and with the SEC on June 23, 2020 (the “Technical Report”), for more information.

Buckreef is being advanced in a value accretive sustainable manner through:

Expanding Production Profile: A 360 tonne per day (“tpd”) processing plant is being expanded to 1,000+ tpd, enabling a near term production profile of 15,000 - 20,000 oz of gold per year.  Positive operating cash flow will be utilized for value enhancing activities, including exploration and Sulphide Project Development.

Exploration: Continuing with a drilling program with the goal of expanding resources, discovering new resources and converting resources to reserves, by: (i) step-out drilling in the northeast extension of Buckreef Main; (ii) infill drilling to upgrade Mineral Resources currently in the Inferred category in Buckreef Main; (iii) infill drilling program of Buckreef West; (iv) developing an exploration program for the newly discovered Anfield Zone; (v) upgrading historical mineral resources at Bingwa and Tembo; (vi) identifying new prospects at Buckreef Gold Project, and in the East African region.

Sulphide Development Project: Unlocking the value of the Sulphide Project in which the ‘sulphide ore’ encompasses approximately 90% of the Resources.   It is the goal of the Company to exceed all metrics as outlined in the Technical Report, including annual production and strip ratio.

Qualified Person

Mr. Andrew Mark Cheatle, P.Geo., MBA, ARSM, is the Company’s Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

Investors

Christina Lalli

Vice President, Investor Relations

TRX Gold Corporation

+1-438-399-8665

c.lalli@TRXgold.com

www.TRXgold.com

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the continued operating cash flow, expansion of its process plant, estimation of mineral resources, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml .

Investors are advised that the terms mineral resource and mineral reserve estimates disclosed in this press release have been calculated pursuant to Canadian standards which use terminology substantially consistent with the requirements CRIRSCO reporting standards and SEC Item 1300 of Regulation S-K.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.